October 29, 2014

VIA EDGAR and Federal Express

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4628

Re:	Energy 11, L.P.
Amendment #3 to Registration Statement on Form S-1
Submitted October 7, 2014
CIK No. 1581552

Dear Mr. Schwall:

On behalf of our client, Energy 11, L.P. (the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 28, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

Pursuant to my conversation with Mr. von Holtzendorff, attached hereto is the revised “Distributions” disclosure showing changes marked against Amendment #3 to the Registration Statement (filed with the Commission on October 7, 2014).

Please let us know as soon as possible if the revisions shown in the attached address comment #1 in the Comment Letter in a satisfactory manner.  If so, we will file Amendment #4, including the revised “Distributions” disclosure with the Commission.  Comment #2 in the Comment Letter will also be addressed in Amendment #4.

Also enclosed in the Federal Express package are revised pages to the PowerPoint Marketing Presentation with conforming changes relating to distributions.  The PowerPoint Marketing Presentation is being submitted supplementally to the Staff.

Should the Staff have additional questions or comments concerning the foregoing, please contact George G. Young III at (713) 547-2081.

Mr. H. Roger Schwall
Securities and Exchange Commission

Sincerely,

    /s/ George G. Young III
George G. Young III
Haynes and Boone, LLP
(713) 547-2081
guy.young@haynesboone.com

cc:           Dave McKenney
Energy 11 GP, LLC

Enclosures:

(1)	Proposed revised “Distributions” disclosure
(2)	Revised pages to PowerPoint Marketing Presentation (submitted supplementally)

Distributions

Distribution Priority

Our investment objective is to sell oil, gas and other hydrocarbons produced from our properties, and if we do not merge with another company or list our common units on a national securities exchange, to sell our properties, in order to make cash distributions to holders of our common units, incentive distribution rights and class B units.  Because we are a newly formed entity with no prior operating history, we can make no assurances as to the amount, if any, that a holder of common units may receive as distributions with respect to his or her common units or as to the timing of any distributions.  We describe the policy we intend to follow in making distributions under “— Distribution Policy” below.

Prior to “Payout,” which is defined below, all of the distributions we make, if any, will be paid to the holders of common units.  Accordingly, we will not make any distributions with respect to the incentive distribution rights, which will be owned by our general partner, or with respect to its class B units, which will be owned by an affiliate of the Manager, and will not make the contingent, incentive payments to the dealer manager under the dealer manager agreement, until Payout occurs.  For a description of the other amounts we will pay the general partner, the Manager and the dealer manager, please read “Compensation” beginning on page 47.

Our Partnership Agreement provides that Payout occurs on the day when the aggregate amount distributed with respect to each of our common units equals $20.00 plus the Payout Accrual as of such date.  Our Partnership Agreement defines “Payout Accrual” as 7% per annum simple interest accrued monthly until paid on the Net Investment Amount outstanding from time to time.  Our Partnership Agreement defines Net Investment Amount initially as $20.00 per common unit, regardless of the amount paid for the common unit.  If at any time we distribute to holders of common units more than the Payout Accrual, the amount we distribute in excess of the Payout Accrual will reduce the Net Investment Amount.  By way of example, if we have distributed to the holders of the common units an amount equal to the Payout Accrual and then distribute an additional $2.00 per common unit, the Net Investment Amount will be reduced to $18.00 per common unit and the Payout Accrual will be 7% per annum simple interest on $18.00.  At the point in time that we distribute $20.00 per common unit in excess of the Payout Accrual, the Net Investment Amount will be $0.00 per common unit and Payout will have occurred.

Our partnership agreement does not require us to make distributions to the holders of our common units.  Because we have not identified any oil and gas properties that we will acquire, and can provide no assurances of our ability to make distributions, the 7% per annum Payout Accrual and the Net Investment Amount are not intended to reflect the amount we expect to distribute to holders of common units from our anticipated future operations.  Rather, Payout reflects our agreement that the general partner and the affiliate of our Manager will not receive any distributions from the incentive distribution rights or Class B Units, and the dealer manager will not receive its contingent, incentive fee under the dealer manager agreement, until the holders of common units have received distributions sufficient to cause Payout to occur.

All distribution made prior to Payout will be made as follows:

·	100% to the holders of common units.

All distributions made after Payout, which may include all or a portion of the proceeds of the sale of all or substantially all of our assets, will be made as follows:

·
First, 35% to the holders of the incentive distribution rights, 35% to the holders of the class B units and 30% to the dealer manager under the dealer manager agreement as its contingent, incentive fee until the dealer manager receives fees equal to 4% of the gross proceeds of the offering of common units; and then

·	Thereafter, 35% to the holders of the incentive distribution rights, 35% to the holders of the class B units and 30% to the holders of common units.

Distribution Policy

We intend to follow a policy of making distributions monthly.  Each month, our general partner will determine the amount of “available cash” as defined in our Partnership Agreement.  Available cash is defined in our Partnership Agreement and means the amount of cash we have available to distribute to our partners as of the end of each calendar month as determined by the general partner.  Available cash may include the proceeds of capital contributions, borrowings, sales of oil and gas production and sales of our properties and other assets.  Our general partner has considerable discretion in determining the amount of available cash we have for distribution to our partners.

Our general partner ~~intends to distribute to holders of common units available cash equal to the amount of the Payout Accrual each month prior to the final termination date of this offering so that the Payout Accrual of each of the common units is zero on the final termination date, regardless of the date the common unit is issued.  Thereafter, the general partner may distribute the Payout Accrual, depending on the success of our business and the amount of available cash as determined by the general partner.~~
 plans to follow a policy of making monthly distributions from available cash.  There is no assurance that these distributions will meet the Payout Accrual.  If we distribute less than the Payout Accrual, the difference between the Payout Accrual and the amount of the distribution will accrue, without interest, and be payable out of later distributions if the general partner determines that we have available cash.  Our general partner plans to invest our capital in the acquisition and development of oil and gas properties.  As a result, even if our business generates cash flows sufficient to ~~distribute more than the Payout Accrual, our general partner intends to reinvest such amounts and does not intend to cause us to distribute more than the Payout Accrual prior to commencing~~make distributions our general partner may reinvest all or a substantial portion of our cash flows in the acquisition and development of oil and gas properties.  We expect that, prior to the sale of all or substantially all of our oil and gas properties, which ~~our general partner does not anticipate will~~we do not expect to occur until at least five years ~~following~~after the final investment date~~.  However, no assurances can be made that our general partner will cause us to~~, we will not distribute more than the Payout Accrual ~~and our~~even if we have the cash available to do so.  Instead, the general partner intends to reinvest that cash in our business.  However, under our Partnership Agreement, the general partner will have the authority to distribute more than the Payout Accrual.

~~Our general partner plans to follow a policy of distributing the Payout Accrual to holders of common units monthly until the final termination date in order to cause the Payout Accrual for all common units to be zero on such date and may distribute the Payout Accrual monthly thereafter, depending on our available cash.  It is likely that all or a part of~~There is no requirement in our Partnership Agreement that distributions represent our net income or the proceeds from the sale of oil and gas from properties that we may acquire.  The general partner may make distributions all or a portion of which represent capital contributions.  If our general partner makes distributions in our early years of operation it is more likely that these distributions ~~to common unitholders during the early years of our operations~~ will represent ~~the proceeds of~~ capital contributions ~~or borrowings~~, rather than cash generated ~~in~~by our operations.  This is because as proceeds are raised in the offering~~,~~ it is not always possible immediately to invest them in oil and gas properties ~~that generate our desired return on investment~~.  There may be a “lag” or delay between the raising of offering proceeds and the sale of oil and gas from properties that we acquire ~~and develop.  Persons who acquire units relatively early in the offering, as compared with later investors, may have a greater percentage of their distributions generated from debt or capital contributions.  Further, there is no limitation on the amount of distributions that can be funded from offering proceeds or financing proceeds.  Some of these distributions may be treated as a return of capital for tax purposes but will not affect the Net Investment Amount or the Payout Accrual~~.

Although our general partner does not currently plan to use the proceeds of borrowings to make distributions, the general partner will have the right to distribute the proceeds of borrowings, and the general partner may determine that it is in the best interests of the holders of common units to make distributions from the proceeds of borrowings.

The incentive distribution rights and class B units are non-voting limited partner interests in us that will not participate in our cash distributions until Payout occurs.  Initially, our general partner will own the incentive distribution rights and an affiliate of the Manager will own the class B units.  The contingent, incentive fee is a contractual obligation we have agreed to pay to the dealer manager pursuant to the dealer manager agreement.

Under limited circumstances, we will have the right to terminate the Management Agreement and, in connection with the termination, all or a portion of the class B units will be forfeited and be cancelled.  If this were to occur, the distributions that would otherwise have been paid with respect to the cancelled class B units will be distributed to holders of common units.  If class B units are cancelled, the general partner may cause us to issue additional class B units to a person who performs services for us in an amount not to exceed the number of class B units cancelled.  For a description of the circumstances under which we may terminate the Management Agreement and under which the class B units will be forfeited and cancelled, see “Description of Management Agreement - Termination”.

The dealer manager agreement with the dealer manager provides that we will pay a contingent, incentive fee to the dealer manager each time we make a distribution to holders of our incentive distribution rights and Class B Units after Payout occurs. The dealer manager’s contingent, incentive fee is equal to 30% of the available cash distributed when payments are made to holders of our incentive distribution rights and Class B Units after Payout occurs. The contingent, incentive fee will be deemed paid in full when the dealer manager has received an aggregate 4% of the gross proceeds of the offering of common units.

Our ability to make distributions will be dependent on the success of our business, which is subject to numerous risks, and no assurances can be made as to the amount or timing of any distributions that we will be able to make in the future.  See “Risk Factors.”